SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

MTS MEDICATION TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

553773102

(CUSIP Number)

Robert A. Martin

David L. Kessenich

MedPak Holdings, Inc.

Excellere Partners, LLC

Excellere Capital Fund, L.P.

c/o Excellere Partners, LLC

100 Fillmore Place, Suite 300

Denver, Colorado 80206

(303) 765-2400

Todd E. Siegel Siegel Family QTIP Trust Jade Partners c/o MTS Medication Technologies, Inc. 2003 Gandy Boulevard North St. Petersburg, Florida 33702 (727) 576-6311	Michael P. Conroy Michael D. Stevenson Peter A. Williams Ron Rosenbaum c/o MTS Medication Technologies, Inc. 2003 Gandy Boulevard North St. Petersburg, Florida 33702 (727) 576-6311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Page 1 of 21 Pages)

CUSIP No. 553773102	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) MedPak Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,033,672*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,672*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Voting Agreement described below. The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Amendment No. 5 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

CUSIP No. 553773102	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Excellere Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,033,672*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,672*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON OO

*	Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Voting Agreement described below. The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Amendment No. 5 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

CUSIP No. 553773102	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Excellere Capital Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,033,672*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,672*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Voting Agreement described below. The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Amendment No. 5 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

CUSIP No. 553773102	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Robert A. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,033,672*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,672*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON IN

*	Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Voting Agreement described below. The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Amendment No. 5 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

CUSIP No. 553773102	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) David L. Kessenich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,033,672*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,672*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON IN

*	Beneficial ownership of the referenced common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Voting Agreement described below. The Reporting Person expressly disclaims beneficial ownership of such shares and neither the filing of this Amendment No. 5 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by such person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

CUSIP No. 553773102	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Todd E. Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,688,058
9 SOLE DISPOSITIVE POWER 1,688,058
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,688,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 553773102	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Siegel Family QTIP Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,606,125
9 SOLE DISPOSITIVE POWER 1,606,125
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 553773102	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Jade Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,606,125
9 SOLE DISPOSITIVE POWER 1,606,125
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 553773102	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Michael P. Conroy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 35,854
9 SOLE DISPOSITIVE POWER 35,854
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,854
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 553773102	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Michael D. Stevenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 159,848
9 SOLE DISPOSITIVE POWER 159,848
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,848
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 553773102	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Peter A. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,200
9 SOLE DISPOSITIVE POWER 21,200
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 553773102	Page 13 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Ron Rosenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 128,712
9 SOLE DISPOSITIVE POWER 128,712
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,712
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 553773102	Page 14 of 21 Pages

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of MTS Medication Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2003 Gandy Boulevard North, St. Petersburg, Florida 33702.

Item 2. Identity and Background.

This Schedule 13D being filed by (i) MedPak Holdings, Inc. (“Holdings”), Excellere Partners, LLC (“Excellere Partners”), Excellere Capital Fund, L.P. (“Excellere Capital Fund”), Robert A. Martin and David L. Kessenich (collectively, the “Excellere Reporting Persons”); (ii) Todd E. Siegel (“Siegel”), the Siegel Family QTIP Trust (“QTIP”) and Jade Partners (“Jade”, and together with Siegel and QTIP, the “Siegel Reporting Persons”); and (iii) Michael P. Conroy, Michael D. Stevenson, Peter A. Williams and Ron Rosenbaum (collectively, the “Other Reporting Persons” and together with the Excellere Reporting Persons and the Siegel Reporting Persons, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated August 17, 2009, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement on Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Act”).

Excellere Reporting Persons

Holdings is a Delaware corporation organized for the purpose of acquiring the Issuer pursuant to the Merger Agreement described in Item 4 below. There are currently no shares of Holdings’ capital stock outstanding. However, prior to the consummation of the Merger (as defined in Item 4 below), capital stock representing a controlling interest in Holdings will be issued to Excellere Capital Fund. Excellere Capital Fund is a Delaware limited partnership managed by its general partner Excellere Partners, a Delaware limited liability company. Robert A. Martin and David L. Kessenich are the managing members of Excellere Partners.

The following list sets forth the directors and executive officers of Holdings:

•	Robert A. Martin – Director, Chairperson and President

•	Matthew C. Hicks – Director, Vice President, Secretary and Treasurer

•	David L. Kessenich – Director

Each of Messrs. Martin, Hicks and Kessenich is a citizen of the United States of America. Each of Messrs. Martin and Kessenich serves as a managing member of Excellere Capital Management, LLC (“Excellere Capital Management”) as his principal occupation, and Mr. Hicks is a partner with Excellere Capital Management as his principal occupation. Excellere Capital Management is a private equity firm that, directly and through its affiliates, acquires and manages businesses primarily in the fields of healthcare, business services, industrial services, education and training, and specialty foods. The principal business of each of Excellere Partners and Excellere Capital Fund is the acquisition and/or management of such businesses. The principal office address or business address of each of the Excellere Reporting Persons is 100 Fillmore Place, Suite 300, Denver, Colorado 80206.

During the last five years, none of the Excellere Reporting Persons has been convicted in a criminal proceeding, nor has any such person been party to a proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Siegel Reporting Persons

Siegel is a citizen of the United States of America and the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. The principal business of the Issuer is the manufacture and sale of consumable medication punch cards, packaging equipment and ancillary products throughout the United States, Canada and

CUSIP No. 553773102	Page 15 of 21 Pages

Europe. The Issuer’s principal office address and Siegel’s business address is 2003 Gandy Boulevard North, St. Petersburg, Florida 33702.

Jade is a Florida general partnership formed for the purpose of investing. The business address of Jade is c/o MTS Medication Technologies, Inc., 2003 Gandy Boulevard North, St. Petersburg, Florida 33702. QTIP is a trust established under the laws of the state of Florida and the federal laws of the United States and pursuant to the Siegel Family Revocable Trust and was established for the purpose of investing. The business address of QTIP is c/o MTS Medication Technologies, Inc., 2003 Gandy Boulevard North, St. Petersburg, Florida 33702.

During the last five years, none of Siegel, QTIP and Jade has been convicted in a criminal proceeding, nor has any such person been party to a proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Other Reporting Persons

Michael P. Conroy is a citizen of the United States of America and the Chief Financial Officer, Vice President and Corporate Secretary of the Issuer. Michael D. Stevenson is a citizen of the United States of America and the Chief Operating Officer of the Issuer. Peter A. Williams is a citizen of the United Kingdom and the Managing Director of MTS Medication Technologies, Ltd., a wholly-owned subsidiary of the Issuer. Ron Rosenbaum is a citizen of the United States of America and is the Vice President of Technology of the Issuer. The principal business of the Issuer and its subsidiaries is the manufacture and sale of consumable medication punch cards, packaging equipment and ancillary products throughout the United States, Canada and Europe. The Issuer’s address and the business address of each of Mr. Conroy, Mr. Stevenson, Mr. Williams and Mr. Rosenbaum is 2003 Gandy Boulevard North, St. Petersburg, Florida 33702.

During the last five years, none of Messrs. Conroy, Stevenson, Williams or Rosenbaum has been convicted in a criminal proceeding, nor has any such person been party to a proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As an inducement to Holdings to enter into the Merger Agreement described in Item 4 below, Siegel, Jade Partners, Mr. Conroy, Mr. Stevenson, Mr. Williams and Mr. Rosenbaum (collectively, the “Stockholders”) entered into the Voting Agreement described in Item 4 below (the terms of which are hereby incorporated by reference). No additional consideration was paid by or to Holdings or the Stockholders in connection with the execution and delivery of the Voting Agreement and therefore no funds were used in connection with the transactions requiring the filing of this statement on Schedule 13D.

The information set forth in Item 4 is hereby incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction.

On August 7, 2009, Holdings, MedPak Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdings (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will, upon the terms and subject to the conditions set forth in the Merger Agreement, merge with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly owned subsidiary of Holdings. At the Effective Time (as defined in the Merger Agreement), each outstanding share of Common Stock other than those shares as to which appraisal rights are properly exercised under Delaware law or that are held by the Issuer, Holdings or Merger Sub will be converted into the right to receive $5.75 in cash without interest, and each share of Common Stock that is held in treasury by the Issuer or that is held by Holdings or Merger Sub will be cancelled and shall cease to exist. A copy of the Merger Agreement is included as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

CUSIP No. 553773102	Page 16 of 21 Pages

As an inducement to Holdings to enter into the Merger Agreement, the Stockholders entered into a Voting Agreement with Holdings dated August 7, 2009 (the “Voting Agreement”). The purpose of the Voting Agreement is to facilitate the consummation of the Merger. Pursuant to the Voting Agreement, the Stockholders have agreed to vote all shares of Common Stock owned by them (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and in favor of the adoption or approval of any other action reasonably requested by Holdings in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement; (iii) against any Takeover Proposal (as defined in the Merger Agreement); and (iv) against any action, agreement or transaction that would impede, interfere with, delay, postpone, discourage, prevent, nullify, frustrate the purposes of, be in opposition to or in competition or inconsistent with, or materially and adversely affect the Merger or any of the transactions contemplated by the Merger Agreement, in each case that is submitted for the vote or written consent of the Issuer stockholders. In addition, the Stockholders have granted Holdings an irrevocable proxy to vote their shares in accordance with the foregoing. Any new shares of Common Stock or other voting capital stock of the Issuer, and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting capital stock of the Issuer, of which beneficial ownership is acquired by the Stockholders prior to termination of the Voting Agreement will automatically become subject to the terms of the Voting Agreement A copy of the Voting Agreement is included as Exhibit 3 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference.

As a result of the execution of the Voting Agreement, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Excellere Reporting Person that such person is the beneficial owner of any of the shares of Common Stock covered by this Schedule 13D for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

In connection with the Merger Agreement, Holdings, Jade and Messrs. Stevenson, Williams and Rosenbaum (collectively, the “Contributing Stockholders”) entered into a Contribution and Rollover Agreement dated August 7, 2009 (the “Rollover Agreement”), pursuant to which the Contributing Stockholders agreed to contribute no less than 1,043,479 shares of Common Stock to Holdings in exchange for shares of capital stock of Holdings. A copy of the Rollover Agreement is included as Exhibit 4 hereto and the description of the Rollover Agreement contained herein is qualified in its entirety by reference to Exhibit 4, which is incorporated herein by reference. The purpose of the Rollover Agreement is to permit the Contributing Stockholders to continue to have an indirect equity interest in the Issuer following the consummation of the Merger.

If the Merger is successfully completed, the surviving corporation will be a wholly-owned subsidiary of Holdings and the Common Stock will be delisted from NASDAQ. The Common Stock will no longer be traded or quoted and the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act. In addition, the Issuer’s charter and bylaws will be amended as provided in the Merger Agreement and the composition of the Issuer’s Board of Directors will be changed to include solely individuals designated by Holdings.

Other Information

The Securities and Exchange Commission (the “SEC”) has adopted Rule 13e-3 under the Act, which is applicable to certain “going private” transactions by issuers or their affiliates. Holdings and the Issuer expect to file the information required by Rule 13e-3 with the SEC within the next several weeks, and to provide the required information to holders of the Common Stock at such time. Stockholders are urged to read such information required by Rule 13e-3 when it becomes available because it will contain important information.

Other than as described above, none of the Reporting Persons nor, to their knowledge, any of their respective executive officers or directors, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the proposed transactions do not occur for any reason, the Reporting Persons and each of their respective executive officers and directors intend to review continuously the Issuer’s business affairs, general industry and economic conditions and the capital needs of each of the Reporting Persons. Based on such review, these entities and individuals may, from time to time, determine to increase or decrease their respective ownership, if any, of the Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 553773102	Page 17 of 21 Pages

Item 5. Interest in Securities of the Issuer.

Reporting Person	Shares Beneficially Owned		Percentage of Outstanding Shares (1)
MedPak Holdings, Inc.	2,033,672	(2)	31.4%
Excellere Partners, LLC	2,033,672	(2)	31.4%
Excellere Capital Fund, L.P.	2,033,672	(2)	31.4%
Robert A. Martin	2,033,672	(2)	31.4%
David L. Kessenich	2,033,672	(2)	31.4%
Todd E. Siegel	1,688,058	(3)	26.0%
Siegel Family QTIP Trust	1,606,125	(3)	24.8%
Jade Partners	1,606,125	(3)	24.8%
Michael P. Conroy	35,854	(4)	0.6%
Michael D. Stevenson	159,848	(5)	2.4%
Peter A. Williams	21,200	(6)	0.3%
Ron Rosenbaum	128,712	(7)	2.0%

(1)	Based on a total of 6,472,815 issued and outstanding shares as of August 10, 2009.
(2)	The Reporting Person may be deemed to beneficially own and share voting power over 2,033,672 shares of Common Stock by virtue of the Voting Agreement. The Reporting Person does not have sole voting power or sole or shared dispositive power over any shares of Common Stock. The Reporting Person expressly disclaims beneficial ownership of all shares of Common Stock and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose. Prior to the Merger, Excellere Capital Fund will own a controlling interest in Holdings, and accordingly controls the shares of Common Stock owned by Holdings. Excellere Partners is the general partner of Excellere Capital Fund, and accordingly controls the shares of Common Stock beneficially owned by Excellere Capital Fund. Each of Mr. Martin and Mr. Kessenich is a managing member of Excellere Partners, and accordingly controls the shares of Common Stock beneficially owned by Excellere Partners.
(3)	Siegel is the trustee of QTIP, and accordingly controls the shares of Common Stock beneficially owned by QTIP. QTIP is the managing partner of Jade and accordingly controls the shares of Common Stock owned by Jade. Siegel owns 61,908 shares of Common Stock individually, and 1,100 shares held by his son, over which Siegel disclaims beneficial ownership. Jade owns 1,606,125 shares of Common Stock. Includes options exercisable by Siegel within 60 days of August 17, 2009 to acquire 18,925 shares of Common Stock.
(4)	Includes options exercisable by Mr. Conroy within 60 days of August 17, 2009 to acquire 9,438 shares of Common Stock.
(5)	Includes options exercisable by Mr. Stevenson within 60 days of August 17, 2009 to acquire 75,860 shares of Common Stock.
(6)	Includes options exercisable by Mr. Williams within 60 days of August 17, 2009 to acquire 1,200 shares of Common Stock.
(7)	Includes options exercisable by Mr. Rosenbaum within 60 days of August 17, 2009 to acquire 98,712 shares of Common Stock.

CUSIP No. 553773102	Page 18 of 21 Pages

The information set forth in Item 2, Item 3 and Item 4 is hereby incorporated by reference into this Item 5.

Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any persons identified in Item 2, during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on Exhibits 2, 3 and 4 attached hereto are incorporated herein by reference. As described in Item 4, the Reporting Persons anticipate that Holdings will acquire 100% of the equity interest in the Issuer pursuant to the Merger Agreement. Other than the Merger Agreement, the Voting Agreement and the Rollover Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the knowledge of the Reporting Persons, any other person identified in Item 2, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement, dated August 17, 2009, by and among MedPak Holdings, Inc., Excellere Partners, LLC, Excellere Capital Fund, L.P., Robert A. Martin, David L. Kessenich, Todd E. Siegel, Siegel Family QTIP Trust, Jade Partners, Michael P. Conroy, Michael D. Stevenson, Peter A. Williams and Ron Rosenbaum

2	Agreement and Plan of Merger, dated August 7, 2009, by and among MedPak Holdings, Inc., MedPak Merger Sub, Inc. and MTS Medication Technologies, Inc. (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed August 10, 2009)

3	Voting Agreement, dated August 7, 2009, by and among MedPak Holdings, Inc., Todd E. Siegel, Siegel Family QTIP Trust, Jade Partners, Michael P. Conroy, Michael D. Stevenson, Peter A. Williams and Ron Rosenbaum

4	Contribution and Rollover Agreement, dated August 7, 2009, by and between MedPak Holdings, Inc., Jade Partners, Michael D. Stevenson, Peter A. Williams and Ron Rosenbaum

CUSIP No. 570762104	Page 19 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 17, 2009

MEDPAK HOLDINGS, INC.

By:	/s/ Robert A. Martin
Robert A. Martin
Chairperson and President

EXCELLERE PARTNERS, LLC

By:	/s/ Robert A. Martin
Robert A. Martin
Managing Member

EXCELLERE CAPITAL FUND, L.P.

By:	EXCELLERE PARNTERS, LLC
Its:	General Partner

By:	/s/ Robert A. Martin
Robert A. Martin
Managing Member

/s/ Robert A. Martin
Robert A. Martin, individually

/s/ David L. Kessenich
David L. Kessenich, individually

CUSIP No. 570762104	Page 20 of 21 Pages

SIEGEL FAMILY QTIP TRUST

By:	/s/ Todd E. Siegel
Todd E. Siegel
Trustee of the Siegel Family QTIP Trust

JADE PARTNERS

By:	/s/ Todd E. Siegel
Todd E. Siegel
Trustee of the Siegel Family QTIP Trust, as Managing General Partner

/s/ Todd E. Siegel
Todd E. Siegel, individually

/s/ Michael P. Conroy
Michael P. Conroy, individually

/s/ Michael D. Stevenson
Michael D. Stevenson, individually

/s/ Peter A. Williams
Peter A. Williams, individually

/s/ Ron Rosenbaum
Ron Rosenbaum, individually

Page 21 of 21 Pages

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement, dated August 17, 2009, by and among MedPak Holdings, Inc., Excellere Partners, LLC, Excellere Capital Fund, L.P., Robert A. Martin, David L. Kessenich, Todd E. Siegel, Siegel Family QTIP Trust, Jade Partners, Michael P. Conroy, Michael D. Stevenson, Peter A. Williams and Ron Rosenbaum

2	Agreement and Plan of Merger, dated August 7, 2009, by and among MedPak Holdings, Inc., MedPak Merger Sub, Inc. and MTS Medication Technologies, Inc. (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed August 10, 2009)

3	Voting Agreement, dated August 7, 2009, by and among MedPak Holdings, Inc., Todd E. Siegel, Siegel Family QTIP Trust, Jade Partners, Michael P. Conroy, Michael D. Stevenson, Peter A. Williams and Ron Rosenbaum

4	Contribution and Rollover Agreement, dated August 7, 2009, by and between MedPak Holdings, Inc., Jade Partners, Michael D. Stevenson, Peter A. Williams and Ron Rosenbaum